Mail Stop 3561


									January 27, 2006




Mr. John T. Wyatt
Chief Executive Officer and President
Cutter & Buck, Inc.
701 N. 34th Street, Suite 400
Seattle, WA 98103


		RE:	Cutter & Buck, Inc.
			Form 10-K for Fiscal Year Ended April 30, 2005 Form 10-K/A for Fiscal Year Ended April 30, 2005
Forms 10-Q for Fiscal Quarters Ended July 31, 2005 and October 31,
2005
Filed July 14, 2005, August 26, 2005, September 9, 2005 and
December
9, 2005
			File No.  0-26608

Dear Mr. Wyatt:

		We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

		Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended April 30, 2005

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 12

1. Reference is made to your disclosure of "Ongoing wholesale business income before tax," which appears to be a non-GAAP measure of your performance. Please tell us in detail why you believe your presentation of this measure is not prohibited by Item 10(e)(1)(ii)(B) of Regulation S-K. In this regard, your disclosures tend to suggest that the adjustments you make to net income relate to costs that are not elements of running your business on an ongoing basis. Yet it appears that the nature of the various excluded costs is such that they are reasonably likely to recur within two years, and there were also similar charges within the prior two years.
      If, after reassessing the provisions in Item 10(e) of Regulation S-K, you continue to believe your presentation of this measure is permitted, please revise your disclosures so that the measure is not presented with undue prominence. In particular, we do not believe it is appropriate for you to present and discuss this non-GAAP measure in your introductory or overview section, while placing your discussion of the most comparable GAAP measures later in the document. Please also remove from your disclosures any statements which suggest that the excluded costs are nonrecurring or unusual, as we do not believe that restructuring and asset impairment charges, income taxes, or restatement expenses are nonrecurring or unusual, nor do we believe it is appropriate to suggest that these are not costs of your ongoing/continuing operations. Finally, please refer to question 8 of our Frequently Asked Questions Regarding the
Use of Non-GAAP Financial Measures, issued June 13, 2003 and available on our website at www.sec.gov, and provide the additional applicable disclosures.

Item 9A. Controls and Procedures, page 22

2. We note that you designed your disclosure controls and procedures to provide "only reasonable, not absolute, assurance" of achieving the desired control objectives. Therefore, in future filings, please revise your conclusion that your disclosure controls and procedures are effective to reflect, if true, that the internal controls and procedures are effective at the "reasonable assurance" level. Please refer to Part II.F.4 of Final Rule Release 33-8238 for guidance.

3. You state that your management evaluated the effectiveness of your
disclosure controls and procedures, as defined in Exchange Act
Rule
13a-15(e).  However, your principal executive and financial
officers
only concluded that your disclosure controls and procedures were effective "in timely alerting them to material information required
to be included in [your] periodic reports."   Please confirm for
us,
if true, that the same officers concluded the controls and procedures were effective in ensuring that material information that you are required to disclose in reports that you file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. See Exchange Act Rule 13a-15(e). Revise future filings accordingly.

Notes to Consolidated Financial Statements, page 32

General

4. Please refer to paragraphs 10 through 15 of SFAS 131 and provide us detailed support for your assertion that you have only one operating segment. In this regard, your discussions under Item 1. Business and Item 7. Management`s Discussion and Analysis of Financial Condition and Results of Operations, tend to suggest that your Corporate, Golf, Specialty Retail and International business units may represent separate operating segments. For example, we note that you discuss separately the performance of each of these business units, including disclosing separately revenues for each business unit. We also note, based on your disclosures in the first paragraph under the subheading Gross Profit on page 14, that you track gross margins by business unit, presumably for purposes of managing your business.
      If, after reassessing the guidance in SFAS 131, you determine that these business units represent separate operating segments, please either revise your disclosures to present the additional applicable reportable segments, or tell us in detail why you nonetheless believe that no additional reportable segments exist. If you are relying on the aggregation criteria in paragraph 17 of SFAS
131 in coming to your conclusion, ensure your response addresses in detail how you meet each of the aggregation criteria, including similarity of economic characteristics. Also provide along with your response the revenues and gross margins for your business units for the last 5 years and demonstrate how that information supports the similarity of the economic characteristics of the operations.

Exhibits 31.1 and 31.2

5. Please confirm that the inclusion of your CEO and CFO`s title was not intended to limit the capacity in which such individuals provided the certifications. In the future, eliminate reference to the CEO and CFO`s titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-
K.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		You may contact Anthony Watson, Staff Accountant, at
(202)
551-3318 or, in his absence, Robyn Manuel at (202) 551-3823 or me at
(202) 551-3843 if you have questions regarding comments on the financial statements and related matters.

									Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief
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Mr. John T. Wyatt
Cutter & Buck, Inc.
January 27, 2006
Page 4